

Mail Stop 3720

May 7, 2008

Via U.S. Mail

Mr. James J. Bottiglieri
Chief Financial Officer
Compass Diversified Holdings
Sixty One, Wilton Rd.
Second Floor
Westport, CT 06880

> **RE:** **Compass Diversified Holdings**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-51937**

Dear Mr. Bottiglieri:

We have reviewed your supplemental response letter dated April 10, 2008 as well as your filing and have the following comment. As noted in our comment letter dated April 1, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K For the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, pages 85-94

1.   We note your response to comment 1. However, we continue to believe it is inappropriate to present combined financial information of your acquired businesses prepared by combining pre and post acquisition periods' operating results without giving effect to any relevant pro forma adjustments made in accordance with Article 11 of Regulation S-X. You should discuss in MD&A your consolidated and segment results of operations on a historical basis for each period presented. If you determine that a supplemental discussion based on pro forma financial information is appropriate to enhance the historical discussion, then you should prepare the information in accordance

with Article 11 of Regulation S-X. Please confirm to us that you will do so in future filings.

* * * *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director